					EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income from continuing operations	$48,128	$91,024	$72,206	$132,359	$107,174
Equity in earnings of real estate joint ventures and partnerships, net	(12,889)	(5,548)	(12,196)	(19,853)	(14,655)
Provision (benefit) for income taxes	240	6,337	(10,220)	4,073	1,366
Gain on sale of property	2,480	25,266	1,998	4,086	22,493
Fixed charges	189,426	199,078	212,651	207,765	166,831
Amortization of capitalized interest	2,435	2,221	2,307	2,084	2,234
Distributions of income from real estate joint ventures and partnerships	1,733	2,841	3,602	6,251	2,524
Capitalized interest	(3,405)	(8,716)	(20,290)	(25,025)	(7,616)
Preferred dividends	(35,476)	(35,476)	(34,711)	(25,375)	(10,101)
Net income as adjusted	$192,672	$277,027	$215,347	$286,365	$270,250

Fixed charges:
Interest on indebtedness, net	$148,794	$153,207	$156,318	$156,248	$148,052
Capitalized interest	3,405	8,716	20,290	25,025	7,616
Preferred dividends	35,476	35,476	34,711	25,375	10,101
Portion of rents representative of the interest factor	1,751	1,679	1,332	1,117	1,062
Fixed charges	$189,426	$199,078	$212,651	$207,765	$166,831

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1.02	$1.39	$1.01	$1.38	$1.62

RATIO OF EARNINGS TO FIXED CHARGES	$1.25	$1.69	$1.21	$1.57	$1.72